

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr, Building 14
Stafford, TX 77477

   Re: Greenwich LifeSciences, Inc.
     Registration Statement on Form S-1
     Filed May 29, 2020
     File No. 333-238829

Dear Mr. Patel:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise the IPO Prospectus cover page to describe the concurrent offering on behalf of the Selling Stockholders and the number of shares being registered in that offering. In this regard we note the disclosure on the cover page of the Selling Stockholder Prospectus describing the concurrent underwritten IPO.

2. Noting that the listing of your stock on the Nasdaq Capital Market is a condition to this offering, please explain how your shares may be quoted on the OTCBB, OTCQX or OTCQB marketplaces as described on the cover page of the Selling Stockholder Prospectus. If your shares will be quoted on such marketplaces please clarify that such quotes may not be indicative of the market price on a national securities exchange.

Risk Factors
We are registering shares of common stock to certain stockholders concurrently with the primary offering..., page 37

3.   We note your disclosure in this risk factor that the selling stockholders have expressed an intent not to sell stock concurrently with the primary offering. However, we also note that the Selling Stockholder table on page 104 of the Selling Stockholder Prospectus reflects that the selling stockholders expect to offer all of their shares in the offering. Please explain or revise to reconcile these disclosures as necessary.

Principal Stockholders
Beneficial Ownership Table, page 88

4.   We note footnotes 3 and 4 to the Selling Stockholders Table on page 104 of the Selling Stockholder Prospectus indicating that Pankaj Patel and Jim Hallock are the beneficial owners of 10.6% and 5.3% of your common stock, respectively. However, we do not see where their beneficial ownership is reflected in the Beneficial Ownership Table on page 88. Please revise the table or related footnotes as appropriate to reflect Messrs. Patel and Hallock's beneficial ownership of your common stock. Additionally, if Messrs. Patel or Hallock currently, or following this offering will, beneficially own shares of your common stock in a capacity other than as trustees of the identified trusts, other than shares that they may have purchased in these offerings, please revise the footnotes to the table on page 104 to reflect their ownership of such shares.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.